Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: May 9, 2018

As part of our ongoing communications plan and support, we have updated our Q&A and created user-friendly message sheets for our more than 45,000 plus employees to use to communicate key points to their stakeholder groups regarding our pending combination with Express-Scripts.

CIGNA & EXPRESS SCRIPTS: ACCELERATED VALUE CREATION

CIGNA ACTIVELY PURSUED A COMBINATION WITH EXPRESS SCRIPTS GIVEN ITS UNIQUE ABILITY TO DRIVE ACCELERATED GROWTH AND ENABLE INCREASED VALUE CAPTURE FOR SHAREHOLDERS

Accelerates the Strategy of Both Companies

Deeper alignment across critical elements of the health care ecosystem positions the combined company to deliver $50 billion+ in savings



Cigna
EXPRESS SCRIPTS
MEDICAL INSURANCE
PHARMACY MANAGEMENT SERVICES
ALIGNED HEALTH CARE PROVIDERS
HEALTH & WELLNESS SERVICES
PHARMACY SUPPLY CHAIN

Power of Alignment

- **Unrivaled Predictive Capabilities:** Harnesses insights to predict health and treatment adherence risks
- **Coordinated Care and Treatment:** Have reach to coordinate pharmacy, medical and behavioral health care and treatment – even for the most complex cases
- **Aligned Incentives:** Will lead the value-based and outcomes-based reward structure across the health care spectrum

Enhanced Tools

- **Insights and Technology:** Combined medical / pharmacy info for 100 million+ customers and flexible tech to share insights in an actionable way
- **Integrated Model:** Ability to share info seamlessly to deliver integrated care and support
- **Deepened Relationships:**
  - **Physicians**: 500+ collaborative accountable care organizations
  - **Pharmacists**: Enhanced pharmacy networks
  - **Drug manufacturers**: Supply chain management

Delivering Results

- **Lower Costs:** Potential to lower medical and pharmacy cost trend to a level at or below CPI, driving $50 billion+ savings in 2021[1]
- **Better Quality of Care:** Closes more gaps in care by getting customers the right care and treatment from the right doctor at the right time
- **Increased Customer Satisfaction:** More personalized care and choice
- **Health Plan Clients:** Will benefit from additional agnostic, portfolio of services

Delivers Differentiated Financial Results

Robust free cash flow generation allows combined company to deleverage and deploy value-enhancing capital simultaneously

Strong EPS Accretion	Balance Sheet Flexibility	Substantial Cost Savings
MID-TEENS accretion in first full year post-close[2]	**~$6 BILLION** free cash flow in 2021	**>$600 MILLION** retained synergies, primarily administrative
$20-$21 2021 EPS target increased	**RETURN TO 30s** Projected pro forma debt-to-cap in 18-24 months post-close	**BILLIONS** savings for customers and clients

Committed to retaining investment grade debt ratings

Strengthened Growth Profile

Projected Combined Company Revenue Trajectory



4%-5%
Today
A
B
6%-8%
Over the strategic horizon

A 0.5%-1% Growth

U.S. Integrated Medical

Legacy Cigna medical offering

- Contracts services from the Integrated Services platform
- Operates as a separate vertical

Growth drivers:

- Cross-sells Cigna's global offering into Express Scripts standalone PBM (10-15% client overlap)
- Increases penetration of pharmacy services with medical (only 50-60% of Cigna's book is penetrated)
- Expands geographic reach with enhanced integrated offering
- Further accelerates sales of Medicare Advantage and Prescription Drug Plans

B 1%-2% Growth

U.S. Integrated Services

Combines legacy Express Scripts PBM with Cigna specialty services (e.g. PBM, wellness, behavioral)

- Contracts with Cigna integrated medical and third parties
- Operates as a separate firewalled vertical

Growth drivers:

- Cross-sells other services into Express Scripts' legacy standalone PBM business
- Expands client base with the enhanced integrated offering (PBM and other services)
- Opens up new distribution channels for services offering through health plan clients

Cigna has a Proven Track Record of Value Creation

Double-digit	479%	36%	3.6 million	Less than 3%
Revenue and EPS Growth 2009-2017	Cumulative Total Shareholder Return YE 2009-YE 2017	Average Annual Total Shareholder Return YE 2009-YE 2017	Commercial Medical Customer Growth 2009-2017	U.S. Total Medical Cost Trend **Industry leading** 2017

1. $50 billion represents annual savings opportunity for 2021 for the combined Cigna-Express Scripts membership population, assuming the combined company achieves medical/pharmacy trend equal to CPI (Consumer Price Index); 2. Excluding any contribution from Express Scripts' transitioning clients and revenue synergies

Financial Benefits Fact Sheet

Cigna | EXPRESS SCRIPTS

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward looking statements, including, but not limited to, the risks associated with the following:

- the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;
- a longer time than anticipated to consummate the proposed merger;
- problems regarding the successful integration of the businesses of Express Scripts and Cigna;
- unexpected costs regarding the proposed merger;
- diversion of management's attention from ongoing business
- operations and opportunities;
- potential litigation associated with the proposed merger;
- the ability to retain key personnel;
- the availability of financing;
- effects on the businesses as a result of uncertainty surrounding the proposed merger; and
- the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.